Filed by Airborne, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Airborne, Inc.

Commission File No. 1-6512

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed acquisition (the “Transaction”) by DHL Worldwide Express B.V. (“DHL”) of Airborne, Inc. (“Airborne”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 25, 2003 between DHL, Airborne and Atlantis Acquisition Corporation.

The following is an advertisement that appeared in the April 2, 2003 editions of the Cincinnati Post, Cincinnati Enquirer, Columbus Dispatch and the Dayton Daily News.

Forward-Looking Statements

Except for historical information, the matters discussed in this advertisement contain forward-looking statements that Airborne, Inc. and DHL intend to be covered by the safe harbor provisions for forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the Companies’ actual results or performance to differ materially from the results discussed in the forward-looking statements. Specifically, there are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to, gaining regulatory and shareholder approval to complete the transaction, the possibility that the transaction may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval, domestic and international economic conditions, the impact of war and terrorism on the air package delivery business, the ability to mitigate rising fuel costs, competitive pressure, maintaining customer relationships, successful integration of the two companies, cost cutting initiatives, improving operating margins and productivity, realignment and overhead reduction efforts, changes in customers’ shipping patterns, the ability of the combined entity to expand into the small-business and consumer markets, the ability to make planned capital expenditures and other risks and uncertainties that are described in the reports that the Companies file with the Securities and Exchange Commission, including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Additional risks include the ability of ABX Air, Inc. to successfully operate as an independent company, ABX Air, Inc.’s ability to gain additional business, to react to changes in economic conditions, risks associated with maintaining a fleet of aircraft and the trading liquidity of ABX Air, Inc.’s shares.

Additional Information and Where to Find It

Information contained in this advertisement is not a substitute for the proxy statement/prospectus that companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENTS/PROSPECTUS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents, which will be filed by Airborne with the Securities and Exchange Commission, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com.

Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.

AN OPEN LETTER TO

OUR LOCAL COMMUNITIES:

Last week, DHL and Airborne announced that we have agreed to combine our companies’ U.S. ground operations. We believe this is great news for our customers, our employees and the communities in which we operate. Both DHL and Airborne have very close ties with the communities in Southwest Ohio and Northern Kentucky, and we are proud of the contribution we make to the regional economy. We look forward to maintaining this special relationship in the years to come.

Both DHL and Airborne’s largest sorting and air hubs are based in the Southwest Ohio/Northern Kentucky area, and the fact that both companies are important employers in the region has inevitably caused people to ask what our plans are for these facilities. While there are no decisions yet on precisely how we will combine our ground operations, the fact is that it is our intention to grow our business significantly.

A large part of the rationale for combining our companies is that Airborne’s strength in the U.S. market ideally complements DHL’s strengths internationally. We believe this, along with other initiatives to grow our business, will significantly increase the volume of packages that will be handled by our facilities in Cincinnati and Wilmington.

Combining our companies will also give us the resources necessary to invest in new products and innovative technology, ensuring that we can offer our customers state-of-the-art services. Some of this investment will be made in the Wilmington and Cincinnati facilities, which again will benefit the region economically.

We sincerely hope you share our enthusiasm for this exciting combination and thank you for your continued support as we take this step to ensure a bright future for our companies and communities. If you have any further questions regarding last week’s announcement, please visit www.dhlairborne.com. We’ll be sure to keep you posted on any new developments and we look forward to contributing to the Southwest Ohio and Northern Kentucky communities for many years to come.

Sincerely, Carl Donaway CEO, Airborne	John Fellows DHL-Holdings

Information contained in this document is not a substitute for the proxy statement/prospectus that the companies intend to file with the Securities and Exchange Commission in connection with the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS ABOUT THE PROPOSED TRANSACTION. The proxy statements/prospectus and other documents which will be filed by Airborne with the Securities and Exchange Commission will be available free of charge at the SEC’s website (www.sec.gov [http://www.sec.gov]) or by directing a request when such a filing is made to Airborne, Inc. at 3101 Western Avenue, PO Box 662, Seattle, Washington 98111, Attn.: Chief Financial Officer, or by telephone at (800) 830-1592 or email at investor_relations@airborne.com. Airborne, DHL, their directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Airborne and their ownership of Airborne stock is set forth in the proxy statement for Airborne’s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statements/prospectus when they become available.